

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 26, 2006

Mr. Robert A. McGuinness
Vice President of Finance, Chief Financial Officer
Gold Reserve Inc.
926 W Sprague Ave. Suite 200
Spokane, WA 99201

> **Re: Gold Reserve Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 001-31819**

Dear Mr. McGuinness:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.   Please insert a small-scale map, showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more

Mr. Robert A. McGuinness
Gold Reserve Inc.
December 26, 2006
Page 2

information, please consult the EDGAR manual, and if addition assistance is
required, please call Filer Support at 202-942-8900.

Bankable Feasibility Study, page 15

2.   We note that in the second paragraph of this section you state the reserves using
        the internal revenue cutoff grade of $2.76 ($3.00 in May 2005) per tonne using
        off-site smelter processing for your concentrates. Please expand your disclosure
        to include a concise definition of the cutoff grade used, describing all the costs
        utilized, and costs or other pertinent factors not reflected in the measure. Also
        describe the material destination determination process as it relates to the cutoff
        grade.

        Please disclose how the incremental off-site processing costs may compare to
        your on-site processing costs, and be sure to clarify that these costs are not part of
        the internal revenue cutoff grade calculation, if true. It should be clear that your
        internal revenue cutoff grade measurement differs from the mining or breakeven
        cutoff grade, as it consists of only the combined on-site processing and
        administrative costs to produce concentrate.

        Please also clarify that the costs of transportation, smelting and refining charges,
        recoveries, deductions, and price participation agreements are addressed
        separately from this internal revenue cutoff grade calculation by using a
        discounted gold price of $350 instead of the $400 per ounce as was utilized in the
        base case economics.

Director, Senior Management and Employees, page 31

3.   We believe that you should disclose the following information about directors,
        senior members of management, and technical persons upon whose work the
        company is dependent, to comply with Item 6.A of Form 20-F:

        • A brief summary of the person's technical qualifications and business
          experience.

        • The approximate percent of their time that the officers worked on affairs
          of your company this last year.

        • Other significant responsibilities that they currently have with other
          companies.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief